ATTACHMENT TO FORM 3 OF HONG KONG BASE LIMITED

Name and Address of Additional Reporting Person:

      Miss Yvonne Chun Siu Fun
      Unit C, 26th Floor, 338 Hennessy Road
      Hong Kong, China

Amount of Securities Beneficially Owned:

      950,000 shares (see Footnote (1) to Form 3). Miss Yvonne Chun Siu Fun disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein. This report shall not be deemed an admission that Miss Yvonne Chun Siu Fun is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

 Ownership Form:

      Indirect, as controlling shareholder of Hong Kong Base Limited.